VILLAGE SUPER MARKET, INC.
                    733 MOUNTAIN AVENUE
                SPRINGFIELD, NEW JERSEY 07081
                  PHONE:  (973) 467-2200
                   FAX:  (973) 467-6582

April 5, 2007


Mr. Michael Moran
Branch Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0404

     Re:        Village Super Market, Inc.
                Form 10-K for the year ended July 29, 2006
                Filed October 23, 2006
                File Number  0-2633

Dear Mr. Moran:

     Thank you for your comments regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. The following sets forth the comment made in your letter dated March 23, 2007 and our response thereto:

     1. Comment: We note your response to comment 2 of our letter dated March 1, 2007. SFAS No. 128 has always required the use of the two-class method of computing basic and diluted EPS for those companies with multiple classes of common stock with differing dividend rates. We consider your Class B common stock to be an additional class of common stock under paragraph 60.b. of SFAS 128. As such we would expect you to calculate basic and diluted EPS using the two-class method in accordance with paragraph 61 of SFAS 128. With respect to your belief that it is unreasonable to assume a disproportionate allocation of undistributed earnings due to the control of the Board of Directors by the Class B stockholders, it is our understanding that the Class A shares are entitled to dividends 54% greater than that paid on the Class B shares. In this regard, it would appear appropriate to use the contractually established ratio in determining the allocation of undistributed earnings to the individual classes of common stock in applying the two-class method. Please revise your financial statements to present both basic and diluted earnings per share for each class of common stock consistent with the requirement of paragraph 61(d) of SFAS No. 128.

     2. Response. As noted in the December 11, 2006 speech by the Associate Chief Accountant at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, "Neither Statement 128 nor EITF 03-6 directly addresses how to handle a class of common stock that is convertible into another class of common stock. Further, it is not clear whether the guidance in EITF 03-6 is applicable to multiple classes of common stock, as opposed to securities that participate with common stock, but that are not themselves common stock." This December 11, 2006 speech also states that "the SEC staff believes that the EITF consensus was generally written in the context of classes of participating securities that do not control the Company" and the speech indicates that applying the EITF guidance in certain cases does not produce the most transparent reporting.

           The Company utilizes the if-converted method of calculating net income per share, as the dilutive effect on net income per share using the if-converted method is greater than that which would result from the application of the two-class method. The if-converted method assumes the conversion of Class B common stock to Class A common stock. The
Company believes the if-converted method results in a more meaningful presentation of earnings per share based on the rights and privileges of the two classes of common stock, including the control of the Board of Directors by the Class B stockholders.

           Through control of the Board of Directors, the Class B stockholders control the dividend amount, if any, that will be paid to stockholders each period. The Class B common stockholders may convert their shares to Class A common stock on a share for share basis at any time and then participate equally in dividends, including any large, one-time dividends. Additionally, the Class B stockholders share equally on a per share basis in any distributions in liquidation. Accordingly, the Company believes it is unreasonable to assume that the controlling Class B stockholders would pay out 100% of earnings as dividends each year in accordance with the contractual dividend ratio. This position is supported by the fact that no dividends were declared by the Company between fiscal 1992 and fiscal 2002 and dividends declared since fiscal 2003 have represented a small portion of the Company's earnings, ranging from 6% to 18% of net income.

           The Company does not believe a strict application of SFAS No. 128 and EITF 03-6 that computes basic and diluted earnings per share using the contractually established ratio is appropriate in the Company's circumstances. The Company believes that utilization of the two-class method of allocating undistributed earnings based on the contractually established ratio would be misleading to stockholders of the Company and other financial statement users. It is unreasonable to believe that the Class B common stockholders that control the Board of Directors would allow the Board to pay a meaningful dividend unless the Class B stockholders converted into Class A to capture any differential dividend, after it was declared. The if-converted method presents a greater dilutive effect on earnings per share and management of the Company believes it is the most meaningful and transparent presentation for both Class A and Class B stockholders and other financial statement users. The Company's Audit Committee and independent auditors, who have discussed this matter with their national office, concur with the Company's position.

           The Company acknowledges, as does the December 11, 2006 speech by the Associate Chief Accountant referred to above, that the presentation of earnings per share for companies having two classes of common stock requires careful consideration of all the rights and privileges of the classes, including the issue of control. In that regard, the Company respectfully requests that the Company's position be shared with the Chief Accountant of the Division of Corporation Finance.

The Company acknowledges that:

           - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

           - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your assistance in ensuring that the Company provides appropriate disclosures in its public filings. Should you have any questions about the above response, please feel free to contact the undersigned at
(973) 467-2200.


                               Very truly yours,

                               VILLAGE SUPER MARKET, INC.


                               Kevin R. Begley
                               Chief Financial Officer

KRB/sw